UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 31, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐ No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐ No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

Fairfax Investment

On May 31, 2018 the Company and Fairfax Financial Holdings Limited, through certain affiliates (collectively, “Fairfax”), entered into a definitive agreement (the “Agreement”) pursuant to which Fairfax agreed to exercise (1) the warrants that were issued by the Company in February 2018 to purchase 38,461,539 Class A common shares of the Company ( “Common Shares”) at an exercise price of $6.50 per share (the “First Tranche Warrants”), such exercise to occur in July 2018 (the “First Tranche Warrant Exercise”), and (2) warrants to purchase an additional 38,461,539 Common Shares of the Company at an exercise price of $6.50 per share (the “Second Tranche Warrants”, and together with the First Tranche Warrants, the “Warrants”), such warrants to be issued by the Company on or about January 15, 2019 pursuant to a Subscription Agreement between the Company and Fairfax dated March 13, 2018 (such exercise, the “Second Tranche Warrant Exercise”). The exercise price of the Warrants is subject to customary adjustments. The Agreement provides for customary closing conditions, including that there has been no uncured default under the 2025 Notes (as defined below) and no breach under the warrant agreement governing the First Tranche Warrants, the registration rights agreement related to the 2025 Notes and the First Tranche Warrants, the Warrant Agreement (as defined below) and the Registration Rights Agreement (as defined below).

In consideration for the early exercise of the Warrants by Fairfax, the Company has agreed to (1) issue to Fairfax warrants to acquire 25,000,000 Common Shares at an exercise price of $8.05 per share (subject to adjustment) (the “New Warrants”), and (2) amend the terms of the debentures (x) that were issued on February 14, 2018 (the “2025 Notes”) and (y) that will be issued on or about January 15, 2019 (the “2026 Notes”, and together with the 2025 Notes, the “Notes”)), to allow Fairfax to require the Company to repurchase some or all of the Notes on each respective anniversary date of issuance to the respective seven year maturity date.

Upon the completion of the First Tranche Warrant Exercise and the Second Tranche Warrant Exercise, Fairfax’s total investment in the Company will increase to $1 billion, consisting of $500 million of Common Shares and $500 million in Notes.

Warrant Agreement

On July 16, 2018, the Company and Fairfax will enter into a Warrant Agreement (the “Warrant Agreement”) to establish the terms of the New Warrants to acquire 25,000,000 Common Shares of the Company. The Warrant Agreement will provide that each New Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $8.05 per share (subject to adjustments as provided in the Warrant Agreement), which New Warrants are exercisable at any time prior to July 16, 2025. Holders of the New Warrants may exercise the New Warrants by paying cash or through a cashless exercise. If Fairfax breaches its obligation under the Agreement to conclude the Second Tranche Warrant Exercise, one half of the New Warrants issued on July 16, 2018 will be cancelled.

At any time after July 16, 2022, the Company may require all holders of New Warrants to exercise their New Warrants, in whole or in part, if the fair market value of a Common Share, as determined in accordance with the Warrant Agreement, equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers notice of the required exercise. The number of Common Shares issuable upon exercise of the New Warrants is subject to certain anti-dilution adjustments for, among other things: splits or combinations of Common Shares; distributions on Common Shares paid in Common Shares, other securities, property or rights; dividends in excess of the current quarterly rate; a Company tender or exchange offer; issuances of Common Shares (or securities convertible into or exchangeable for Common Shares) in non-public offerings at a per Common Share price below a specified discount to the then Common Share fair market value; and similar transactions.

Registration Rights Agreement

On July 16, 2018, the Company and Fairfax will enter into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company will agree, on or prior to 75 days after July 16, 2018, to file a registration statement covering the resale of the Common Shares issuable upon exercise of the New Warrants (the “Registrable Securities”).

The Registration Rights Agreement will further provide Fairfax with the right to demand that the Company register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Common Shares initiated by the Company or any other shareholder, subject to customary exceptions and limitations.

The Company will be obligated to pay cash payments to the holders of New Warrants, as applicable, if, among other things, (a) it fails to comply with its obligations to register the Registrable Securities within the time period specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or the Company suspends use of such registration statements by the holders of the New Warrants under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Company.

Amendment to Terms of Notes

On July 16, 2018, the Company, the guarantors party thereto and The Bank of New York Mellon, as Trustee, will enter into a supplemental indenture (the “Eighth Supplemental Indenture”) pursuant to which the terms governing the 2025 Notes will be amended so as to grant the holders thereof the right to require the Company to repurchase the 2025 Notes in whole or in part on each anniversary date of issuance to the seven year maturity date. The supplemental indenture governing the 2026 Notes, to be entered into in January 2019 upon issuance of the 2026 Notes, will contain the corresponding repurchase provisions to those set forth in the Eighth Supplemental Indenture.

The Company issued a press release announcing the Agreement and related transactions on May 31, 2018, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 31, 2018 and titled “Fairfax Financial Invests Additional $500 Million in Seaspan, Increasing Total Investment to $1 Billion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 31, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer